UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2022

JAWS JUGGERNAUT ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40512	98-1572844
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1601 Washington Avenue, Suite 800 Miami Beach, Florida	33139
(Address of principal executive offices)	(Zip Code)

(305) 695-5500

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-fourth of one redeemable warrant	JUGGU	The Nasdaq Stock Market LLC
Class A ordinary shares	JUGG	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	JUUGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

This Current Report on Form 8-K is filed by JAWS Juggernaut Acquisition Corporation, a Cayman Islands exempted company (the “Company”), in connection with the matters described herein.

Item 4.02	Non-Reliance on Previously Issued Financial Statement and Related Audit Report.

In preparation of the unaudited interim financial statements of JAWS Juggernaut Acquisition Corp., for the quarterly period ended September 30, 2021, the Company concluded it should revise its previously filed financial statements to classify all Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), subject to possible redemption in temporary equity and to revise its presentation of earnings per share. In accordance with Securities and Exchange Commission (the “SEC”) and its staff’s guidance on redeemable equity instruments in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.  Since the Company’s initial public offering (“IPO”), the Company classified a portion of the Class A ordinary shares as permanent equity to maintain net tangible assets greater than $5,000,000 on the basis that the Company will consummate its initial business combination only if the Company has net tangible assets of at least $5,000,001. Previously, the Company did not consider redeemable shares classified as temporary equity as part of net tangible assets. The Company revised this interpretation to include temporary equity in net tangible assets. In connection with the change in presentation for the Class A ordinary shares subject to possible redemption, the Company concluded it should revise its earnings per share calculation to allocate income and losses shared pro rata between the two classes of shares. This presentation differs from the previously presented method of earnings per share, which was similar to the two-class method.

After further consideration of the impact of the errors that led to the revised financial statements, on January 11, 2022, the Company’s management (the “Management”) and the audit committee of the Company’s board of directors (the “Audit Committee”), concluded that the Company’s previously issued (i) audited balance sheet as of June 22, 2021 (the "Post IPO Balance Sheet"), as initially reported in the Company’s Current Report on Form 8-K filed with the SEC on June 28, 2021; and (ii) unaudited interim financial statements for the quarterly period ended June 30, 2021, initially reported in the Company’s Form 10-Q filed with the SEC on August 16, 2021 and previously reported as revised in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed with the SEC on November 12, 2021 (the “Original Q3 Form 10-Q”); and (iii) footnote 2 to the unaudited interim financial statements and Item 4 of Part 1 included in the Company’s Original Q3 Form 10-Q (collectively, the “Affected Periods”) , should be restated to report all public shares as temporary equity and to change the presentation of earnings per share and should no longer be relied upon (periods in (ii) and (iii), the “Quarterly Affected Periods”). In addition, the audit report of WithumSmith+Brown, PC (“Withum”), the Company’s independent registered public accounting firm, included in the Current Report on Form 8-K filed with the SEC on June 28, 2021 should no longer be relied upon.

The Company does not expect any of the above changes will have any impact on its cash position and investments held in the trust account established in connection with the IPO. The Company’s Management and the Audit Committee have discussed the matters disclosed in this Form 8-K with Withum.

Management has concluded that a material weakness remains in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective. As a result of that reassessment, we determined that our disclosure controls and procedures for such periods were not effective with respect to our control around the interpretation and accounting for certain complex features of the Class A ordinary shares issued by the Company.

As such, the Company will restate its unaudited interim financial statements for the Affected Periods in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021.

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, statements regarding the Company’s cash position and investments held in its trust account. These statements are based on current expectations on the date of this Form 8-K and involve a number of risks and uncertainties that may cause actual results to differ significantly. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2022	JAWS JUGGERNAUT ACQUISITION CORPORATION

	By:	/s/ Wilcoln Lee
Name: Wilcoln Lee
Title: Chief Investment Officer

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